SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

Intersections Inc.

(Name of the Issuer)

WC SACD One Merger Sub, Inc.

WC SACD One Parent, Inc.

WC SACD One, Inc.

WndrCo Holdings, LLC

iSubscribed Inc.

General Catalyst Group IX, L.P.

GC Entrepreneurs Fund IX, L.P.

Loeb Holding Corporation

Michael R. Stanfield

Stanfield Family Investments LLC

David A. McGough

(Names of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

460981301

(CUSIP Number of Class of Securities)

WC SACD One Merger Sub, Inc., WC SACD One Parent, Inc., WC SACD One, Inc.: c/o iSubscribed Inc. 15 Network Drive Burlington, MA 01803 Attn: Blake Cunneen, CFO (617) 322-0291	iSubscribed Inc.: 15 Network Drive Burlington, MA 01803 Attn: Blake Cunneen, CFO (617) 322-0291	WndrCo Holdings, LLC: c/o WndrCo, LLC 9355 Wilshire Boulevard Suite 400 Beverly Hills, CA 90210 Attn: Andrew Chang, General Counsel (424) 363-3066

General Catalyst Group IX, L.P.,

GC Entrepreneurs Fund IX, L.P.:

c/o General Catalyst Partners

20 University Road, 4th Floor

Cambridge, MA 02138

Attn: Christopher McCain,

Chief Legal Officer

(617) 234-7000

Loeb Holding Corporation 100 Wall Street, 19th Floor New York, NY 10005 Attn.: Bruce L. Lev, CEO (212) 483-7000	Michael R. Stanfield Stanfield Family Investments LLC P.O. Box 2183 Middleburg, VA 20118 Attn.: Michael R. Stanfield (540) 253-5356	David A. McGough c/o Intersections Inc. 3901 Stonecroft Boulevard Chantilly, Virginia 20151 Attn: David A. McGough (703) 488-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ari Lanin Gibson, Dunn & Crutcher LLP 2029 Century Park East Suite 4000 Los Angeles, California 90067 (310) 552-8581	James J. Moloney Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, California 92612 (949) 451-4343	Mark Mihanovic McDermott Will & Emery LLP 275 Middlefield Road, Suite 100 Menlo Park, California 94025 (650) 815-7438	Jane D. Goldstein Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, MA 02199-3600 (617) 951-7431
	Bradley Kulman Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038 (212) 806-6613	Ralph Norton Davis & Gilbert LLP 1740 Broadway New York, NY 10019 (212) 468-4944

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$106,255,123.12	$12,878.12

*

Estimated for purposes of calculating the filing fee only. The transaction value was calculated by (i) multiplying the offer price of $3.68 per share (the “Offer Price”) of common stock, par value $0.01 per share (“Shares”), of Intersections Inc., a Delaware corporation (the “Company”), by 24,428,246 Shares, which is the number of Shares issued and outstanding; (ii) adding the product of (A) 1,216,444, which is the amount of Shares subject to outstanding “in-the-money” stock options, and (B) $1.38, which is the difference between the Offer Price and $2.30, the average weighted exercise price of such options; (iii) adding the product of (A) 1,746,169 Shares subject to issuance pursuant to restricted stock units issued by the Company, and (B) the Offer Price; (iv) adding the product of (A) 1,500,000 Shares subject to issuance pursuant to a warrant issued by the Company, and (B) $1.18, which is the difference between the Offer Price and $2.50, the exercise price for such warrant; (v) adding the product of (A) 1,762,115, which is the difference between 14,977,974, the number of Shares issuable upon full conversion of the Company’s senior secured convertible notes into Shares and 13,215,859, the number of Shares issuable upon full conversion of the Company’s senior secured convertible note held by Parent into Shares, and (B) the Offer Price. The foregoing figures have been provided by the Company to Purchaser and unless otherwise noted are as of November 26, 2018, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001212.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,878.12	Filing Parties: WC SACD One, Inc., WC SACD One Parent, Inc., WC SACD One Merger Sub, Inc., iSubscribed Inc., WndrCo Holdings, LLC, General Catalyst Group IX, L.P., and GC Entrepreneurs Fund IX, L.P.

Form or Registration No.: Schedule TO-T	Date Filed: November 29, 2018

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Amendment”) amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2018 (as amended and supplemented, the “Schedule 13E-3” or “Transaction Statement”), and relates to an offer by WC SACD One Merger Sub, Inc. to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”) of Intersections Inc., at a price of $3.68 per Share in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions contained in the Offer to Purchase, dated November 29, 2018 (the “Offer to Purchase”) and the accompanying Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). The Offer is described in more detail in the Schedule TO-T tender offer statement filed with the SEC on November 29, 2018 by the Filing Persons hereto other than Loeb Holding Corporation, Michael R. Stanfield, Stanfield Family Investments LLC, and David A. McGough (as may be amended from time to time, the “TO-T”), which includes the Offer to Purchase and the Letter of Transmittal (together with all other exhibits attached thereto, the “Tender Offer Statement”).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 13E-3 remains unchanged. Unless otherwise defined herein, capitalized terms used in this Amendment shall have the meanings assigned to them in the Schedule 13E-3 or Tender Offer Statement, as applicable. All information contained in this Amendment concerning each Filing Person has been supplied by such Filing Person.

ITEM 7	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Item 7 of the Schedule 13E-3 is hereby amended and restated in its entirety as follows:

“(a) Purposes. The information set forth in the Schedule 14D-9 filed by the Company, as may be amended from time to time, is incorporated herein by reference.

(b) Alternatives. The information set forth in the Schedule 14D-9 filed by the Company, as may be amended from time to time, is incorporated herein by reference.

(c) Reasons. The information set forth in the Schedule 14D-9 filed by the Company, as may be amended from time to time, is incorporated herein by reference.

(d) Effects. The information set forth in the Schedule 14D-9 filed by the Company, as may be amended from time to time, is incorporated herein by reference.

Effects of the Offer and the Merger on the Filing Persons

Loeb Holding Corporation. As of November 15, 2018, LHC’s direct interest in the net book value and net earnings or loss of the Company, as a result of its beneficial ownership of 11,002,127 shares of Common Stock (which consists of 9,680,541 shares of Common Stock held by LHC and 1,321,586 shares of Common Stock issuable upon conversion of LHC’s Notes (as defined in the Tender Offer Statement)), was approximately 42.7% (which represents its beneficial ownership of shares of Common Stock calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934). The Company’s net book value as of December 31, 2017 was $594,000 and the Company’s net loss for the fiscal year ended December 31, 2017 was $14,324,000. Accordingly, as of December 31, 2017, the interest of LHC in the Company’s net book value was $253,638, and its interest in the Company’s net loss was $6,116,348 for the fiscal year ended December 31, 2017.

Immediately following the consummation of the Merger, the direct interest of LHC in the net book value and net earnings or loss of the Company will be approximately 20.9%, which represents its pro forma beneficial ownership in WC SACD immediately following the consummation of the Merger. Based on the foregoing, assuming the Merger had been consummated on December 31, 2017, the interest of LHC in the Company’s net book value would have been $124,146, and LHC’s interest in the Company’s net loss would have been $2,993,716 for the fiscal year ended December 31, 2017. Immediately following the consummation of the iSub Contribution (as defined in the Tender Offer Statement), the direct interest of LHC in the net book value and net earnings or loss of the Company will be approximately 15.8%, which represents its pro forma beneficial ownership in the Company once the Company becomes an indirect subsidiary of WC SACD and iSubscribed. Based on the foregoing, assuming the Merger and the iSub Contribution had been consummated on December 31, 2017, the interest of LHC in the Company’s net book value would have been $93,852, and LHC’s interest in the Company’s net loss would have been $2,263,192 for the fiscal year ended December 31, 2017.

Stanfield. As of November 15, 2018, Stanfield’s direct interest in the net book value and net earnings or loss of the Company, as a result of his beneficial ownership of 4,200,047 shares of Common Stock, was approximately 15.5% (which consists of 998,362 shares of Common Stock, 2,623,839 shares of Common Stock that Stanfield has the right to acquire, within 60 days of such date, upon the exercise of stock options, vesting of restricted stock unit awards or otherwise, plus 577,846 shares of Common Stock held by SFI LLC, of which Stanfield is the managing member), which represents Stanfield’s beneficial ownership of shares of Common Stock (calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934). Stanfield and his wife own a 55% interest in SFI LLC, and trusts for the benefit of their children own the remaining 45% interest. Stanfield disclaims beneficial ownership of the shares held by SFI LLC except to the extent of his pecuniary interest therein. The Company’s net book value as of December 31, 2017 was $594,000 and the Company’s net loss for the fiscal year ended December 31, 2017 was $14,324,000. Accordingly, as of December 31, 2017, the interest of Stanfield in the Company’s net book value was $92,070, and his interest in the Company’s net loss was $2,220,220 for the fiscal year ended December 31, 2017.

Immediately following the consummation of the Merger, the direct interest of Stanfield in the net book value and net earnings or loss of the Company will be approximately 3.6%, which represents his pro forma beneficial ownership in WC SACD immediately following the consummation of the Merger. Based on the foregoing, assuming the Merger had been consummated on December 31, 2017, the interest of Stanfield in the Company’s net book value would have been $21,384, and Stanfield’s interest in the Company’s net loss would have been $515,664 for the fiscal year ended December 31, 2017. Immediately following the consummation of the iSub Contribution (as defined in the Tender Offer Statement), the direct interest of Stanfield in the net book value and net earnings or loss of the Company will be approximately 2.7%. Based on the foregoing, assuming the iSub Contribution had been consummated on December 31, 2017, the interest of Stanfield in the Company’s net book value would have been $16,038, and Stanfield’s interest in the Company’s net loss would have been $386,748 for the fiscal year ended December 31, 2017.

SFI LLC. As of November 15, 2018, SFI LLC’s direct interest in the net book value and net earnings or loss of the Company, as a result of holding 577,846 shares of Common Stock, was approximately 2.4%. The Company’s net book value as of December 31, 2017 was $594,000 and the Company’s net loss for the fiscal year ended December 31, 2017 was $14,324,000. Accordingly, as of December 31, 2017, the interest of SFI LLC in the Company’s net book value was $14,256, and its interest in the Company’s net loss was $343,776 for the fiscal year ended December 31, 2017.

Immediately following the consummation of the Merger, the direct interest of SFI LLC in the net book value and net earnings or loss of the Company will be approximately 1.5%, which represents its pro forma beneficial ownership in WC SACD immediately following the consummation of the Merger. Based on the foregoing, assuming the Merger had been consummated on December 31, 2017, the interest of SFI LLC in the Company’s net book value would have been $8,910, and its interest on the Company’s net loss would have been $214,860 for the fiscal year ended December 31, 2017. Immediately following the consummation of the iSub Contribution (as defined in the Tender Offer Statement), the direct interest of SFI LLC in the net book value and net earnings or loss of the Company will be approximately 1.1%. Based on the foregoing, assuming the iSub Contribution had been consummated on December 31, 2017, the interest of SFI LLC in the Company’s net book value would have been $6,534, and it interest in the Company’s net loss would have been $157,564 for the fiscal year ended December 31, 2017.

McGough. As of November 15, 2018, McGough’s direct interest in the net book value and net earnings or loss of the Company, as a result of holding 1,165,567 shares of Common Stock (which includes 440,529 shares of Common Stock issuable upon conversion of McGough’s Notes (as defined in the Tender Offer Statement), and options to purchase 8,750 shares of Common Stock exercisable within 60 days of such date), was approximately 4.7%. The Company’s net book value as of December 31, 2017 was $594,000 and the Company’s net loss for the fiscal year ended December 31, 2017 was $14,324,000. Accordingly, as of December 31, 2017, the interest of McGough in the Company’s net book value was $27,918, and his interest in the Company’s net loss was $673,228 for the fiscal year ended December 31, 2017.

Immediately following the consummation of the Merger, the direct interest of McGough in the net book value and net earnings or loss of the Company will be approximately 1.9%. Based on the foregoing, assuming the Merger had been consummated on December 31, 2017, the interest of McGough in the Company’s net book value would have been $11,286, and McGough’s interest in the Company’s net loss would have been $272,156 for the fiscal year ended December 31, 2017. Immediately following the consummation of the iSub Contribution, the direct interest of McGough in the net book value and net earnings or loss of the Company will be approximately 1.4%. Based on the foregoing, assuming the iSub Contribution had been consummated on December 31, 2017, the interest of McGough in the Company’s net book value would have been $8,316, and McGough’s interest in the Company’s net loss would have been $200,536 for the fiscal year ended December 31, 2017.

To the extent the Company ceases to be a public reporting company as a result of the Offer and the Merger, there will be a reduction of the costs and administrative burdens associated with operating the Company as a publicly traded company, including the costs associated with preparing periodic reports, listing of shares on the public exchanges, fees to be paid to directors, auditors, the transfer agent, and rating agencies, as well as reduced premiums for directors and officers liability insurance. Based on figures from the most recent fiscal year, such costs that would be reduced as a result of the Company no longer being publicly listed are estimated to be $1.8 million per year. If the Merger is consummated, the Filing Persons will become the indirect beneficiaries of such cost savings which are expected to be realized on an annual recurring basis.

Primary Benefits and Detriments of the Offer and the Merger

The primary benefits of the Offer and the Merger to the Company’s stockholders who are not deemed affiliates under Rule 13e-3 under the Exchange Act (the “Unaffiliated Stockholders”) include, without limitation, the following:

•

the receipt by such Unaffiliated Stockholders of the Offer Price, which represents a 112.7% premium to the closing price of the Shares on October 30, 2018, the day before Purchaser made public its offer to acquire the Shares; a 104.4% premium to the trailing average closing price of the Shares for the 30-day period ended on October 30, 2018; and a 111.4% premium to the trailing average closing price of the Shares for the 90-day period ended on October 30, 2018;

•

the increased liquidity and financial predictability of such Unaffiliated Stockholders’ investments given (i) the historical volatility in the trading price of the Shares and (ii) the distressed state of the Company’s financial position and business operations (as previously disclosed in the Company’s public filings with the SEC) by offering such Unaffiliated Stockholders all-cash payments for their Shares; and

•

the avoidance of the risk associated with any possible decrease in the Company’s future revenues and free cash flow, growth or value, and the risks related to successfully executing its strategic business plan in a highly competitive industry, following the Merger.

The primary detriments of the Offer and the Merger to the Unaffiliated Stockholders include, without limitation, the following:

•

the Unaffiliated Stockholders will cease to have an interest in the Company and, therefore, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Shares, if any; and

•

in general, the receipt of cash pursuant to the Offer and the Merger or through the exercise of appraisal rights will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws as more fully described in “The Offer—Section 5—Certain Material U.S. Federal Income Tax Consequences”.

The primary benefits of the Offer and the Merger to the Company and the Filing Persons include, without limitation, the following:

•

if the Company successfully executes its business strategies, the value of the equity investment of the Filing Persons in the Company could increase because of possible increases in future revenues and free cash flow, increases in the underlying value of the Company or the payment of dividends, if any, that will accrue to the Filing Persons;

•

the Company will have more flexibility to change its capital spending strategy, deploy new services and/or change its pricing strategies to attract customers without public market scrutiny or the pressure to meet quarterly forecasts set by analysts. In contrast, as a publicly traded company, the Company currently faces pressure from public shareholders and investment analysts to make decisions that may produce better short term results, but which may not over the long-term lead to a maximization of its equity value;

•	the Company will have more freedom to focus on execution of its long-term strategic business plan in a highly competitive industry; and

•

there will be a reduction of the costs and administrative burden associated with operating the Company as an independent publicly traded company, including the costs associated with regulatory filings and compliance requirements.

The primary detriments of the Offer and the Merger to the Company and the Filing Persons include the following:

•	risks associated with the possible decreases in the Company’s future revenues and free cash flow following the Merger will be borne by the Filing Persons;

•	risks associated with any legal or regulatory proceedings against the Company will be borne by the Filing Persons;

•	the business risks facing the Company will be borne by the Filing Persons; and

•

an equity investment in the Company by the Filing Persons will involve substantial risk resulting from the limited liquidity of such an investment because following the Merger, there will be no trading market for the Company’s equity securities.”

ITEM 8.	FAIRNESS OF THE GOING-PRIVATE TRANSACTION.

Item 8(a), (b), (c), (d), (e) and (f) of the Schedule 13E-3 is hereby restated in part as follows:

“(a) Fairness. The information set forth in the Schedule 14D-9 filed by the Company, as may be amended from time to time, is incorporated herein by reference.

Under the applicable SEC rules governing going private transactions, each of the Filing Persons is required to express its belief as to the fairness of the Offer and the Merger to the Company’s stockholders who are not deemed affiliates under Rule 13e-3 (the “Unaffiliated Stockholders”). Each of the Filing Persons is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of the Filing Persons as to the fairness of the Offer and the Merger are not intended and should not be construed as a recommendation as to whether an Unaffiliated Stockholder should tender its Shares in the Offer. The Filing Persons have interests in the Offer and the Merger that are different from, and in addition to, those of the Unaffiliated Stockholders by virtue of their continuing interests in the Company following the Merger.

The Filing Persons believe the interests of the Unaffiliated Stockholders were represented by the Special Committee, which in turn negotiated the terms and conditions of the Merger Agreement with the assistance of its legal and financial advisors. None of the Filing Persons participated in the deliberations of the Special Committee regarding, and did not receive any advice from the Special Committee’s legal or financial advisors as to, the fairness of the Offer and the Merger to the Unaffiliated Stockholders. Furthermore, the Filing Persons did not engage a financial advisor for the purpose of performing any independent valuation or other analysis to assist them in assessing the fairness of the Offer and the Merger to the Unaffiliated Stockholders.

Based on their knowledge and analysis of available information regarding the Company, as well as the factors considered by, and the analysis and resulting conclusions of, the Special Committee and the Company Board discussed in the Schedule 14D-9, the Filing Persons believe the Offer and the Merger are substantively and procedurally fair to the Unaffiliated Stockholders and have adopted the analyses and conclusions of the Special Committee based upon the reasonableness of those analyses and conclusions and the Filing Persons’ knowledge of the Company, as well as the factors considered by, and the findings of, the Special Committee with respect to the fairness of the Offer and the Merger to such Unaffiliated Stockholders.

The Filing Persons considered each of the factors listed in the Schedule 14D-9 under the heading “—(c) Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger.” The Filing Persons did not find it practicable to, and did not, quantify, rank or otherwise attach relative weights to the factors considered in reaching their position as to the fairness of the Offer and the Merger, but considered an overall analysis of the factors described above. Each of the Filing Persons believes that these factors provide a reasonable basis for its belief that the Offer and the Merger is substantively and procedurally fair to the Unaffiliated Stockholders.

(b) Factors Considered in Determining Fairness. The information set forth in the Schedule 14D-9 filed by the Company, as may be amended from time to time, is incorporated herein by reference.

(c) Approval of Security Holders. Consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and “received” (as defined by Section 251(h)(6) of the DGCL) and not withdrawn a number of Shares that, considered together with the Shares (including the Rollover Shares), if any, then owned by WC SACD, Parent and their subsidiaries, would represent at least one Share more than 50% of the number of Shares (including the Rollover Shares) then issued and outstanding on a fully-diluted basis (disregarding Shares issuable upon conversion of the Notes) issued pursuant to the certain Note Purchase and Exchange Agreement, dated October 31, 2018, by and among the Company, LHC, McGough, and Parent) and (ii) there being validly tendered and “received” (as defined by Section 251(h)(6) of the DGCL) and not withdrawn a number of Shares that would represent at least one Share more than 50% of the then outstanding number of Shares not owned by the Rollover Holders, and the executive officers and directors of the Company that are not Rollover Holders. Shares issuable upon conversion of the Notes will be disregarded for purposes of calculating the Minimum Condition.

(d) Unaffiliated Representative. The special committee of the Company Board, comprised solely of independent and disinterested directors who are unaffiliated with the Filing Persons, retained North Point Advisors LLC to deliver a fairness opinion regarding the consideration to be received by the holders of Shares (other than any (i) Shares owned directly or indirectly by Parent or Purchaser, (ii) the Rollover Shares, and (iii) Shares held by the Company’s stockholders who properly demand and perfect appraisal rights under Delaware law) pursuant to the Merger Agreement. The fairness opinion delivered by North Point Advisors LLC noted that as of the date of the opinion and based on and subject to the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken as described in its opinion, the Offer Price and Merger Consideration to be received by holders of Shares (other than the Excluded Shares, Dissenting Shares and Rollover Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than Parent, Purchaser and their respective affiliates). The full text of the fairness opinion is included as an annex to the Schedule 14D-9, which was mailed to stockholders concurrently with the Tender Offer Statement.

None of the Filing Persons retained a financial advisor or other third party to provide any analysis of the transaction or to render a fairness opinion to the Filing Persons.

(e) Approval of Directors. The special committee of the Company Board, comprised solely of independent and disinterested directors who are unaffiliated with the Filing Persons, duly and unanimously recommended that the Company Board approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

(f) Other Offers. Other than the Merger Agreement and Note Purchase Agreement and the acquisition proposal described in the Schedule 14D-9, as may be amended from time to time, under the heading “(b) Background of the Offer and the Merger”, in the past two years, the Company and its affiliates have not received any firm offers made by any unaffiliated person for the (i) merger or consolidation of the Company with or into another company, or vice versa; (ii) sale or other transfer of all or any substantial part of the assets of the Company; or (iii) purchase of the Company’s securities that would enable the holder to exercise control of the Company.”

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Item 9 of the Schedule 13E-3 is hereby amended and restated in its entirety as follows:

(a) Report, Opinion or Appraisal. The information set forth in the Schedule 14D-9 filed by the Company, as may be amended from time to time, is incorporated herein by reference. The information set forth in this Schedule 13E-3 under “Item 8. Fairness of the Going-Private Transaction” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Schedule 14D-9 filed by the Company, as may be amended from time to time, is incorporated herein by reference. The information set forth in this Schedule 13E-3 under “Item 8. Fairness of the Going-Private Transaction” is incorporated herein by reference.

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Shares or any representative thereof who has been so designated in writing.

ITEM 10.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 10 of the Schedule 13E-3 is hereby restated in part as follows:

(c) Expenses. The information set forth in the Offer to Purchase set forth under the caption “The Offer—Section 18—Fees and Expenses”, as amended and supplemented pursuant to Amendment No. 1 to the TO-T, is hereby incorporated by reference.

ITEM 15.	ADDITIONAL INFORMATION.

Item 15 of the Schedule 13E-3 is hereby restated in part as follows:

(a) Agreements, regulatory requirements and legal proceedings. On December 11, 2018, a putative class action captioned Franchi v. Intersections Inc. et al., C.A. No. 1:18-cv-01957-UNA was filed in the United States District Court for the District of Delaware against the Company, members of the Company Board, Parent and Purchaser. The complaint alleges that the Schedule 14D-9 omits material information with respect to the proposed transaction, which renders the Schedule 14D-9 false and misleading, and that defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act in connection with the Schedule 14D-9. Among other things, the complaint seeks to enjoin defendants from proceeding with the proposed transaction, or in the event defendants consummate the proposed transaction, rescind it and set it aside or award the plaintiff rescissory damages, and award costs, including attorneys’ and experts’ fees. The Filing Persons and the Company each believe that the plaintiff’s allegations are without merit and expects that the defendants will defend against them vigorously.”

SIGNATURES

After due inquiry and to the best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 18, 2018

WC SACD One Merger Sub, Inc.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WC SACD One Parent, Inc.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WC SACD One, Inc.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

iSubscribed Inc.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WndrCo Holdings, LLC

By:	/s/ Andrew Chang
Name:	Andrew Chang
Title:	General Counsel

General Catalyst Group IX, L.P. a Delaware corporation

By:	General Catalyst Partners IX, L.P. its General Partner

By:	General Catalyst GP IX, LLC its General Partner

By:	/s/ Christopher McCain
Name:	Christopher McCain
Title:	Chief Legal Officer

GC Entrepreneurs Fund IX, L.P. a Delaware corporation

By:	General Catalyst Partners IX, L.P. its General Partner

By:	General Catalyst GP IX, LLC its General Partner

By:	/s/ Christopher McCain
Name:	Christopher McCain
Title:	Chief Legal Officer

Loeb Holding Corporation

By:	/s/ Bruce L. Lev
Name:	Bruce L. Lev
Title:	Chief Executive Officer and President

/s/ Michael R. Stanfield
Michael R. Stanfield, an individual

Stanfield Family Investments LLC

By:	/s/ Michael R. Stanfield
Name:	Michael R. Stanfield
Title:	Managing Member

/s/ David A. McGough
David A. McGough, an individual